SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

StoneMor Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

86183Q 10 0

(CUSIP Number)

Attn: Keith Ogden

c/o American Infrastructure MLP Fund II

950 Tower Lane, Suite 800

Foster City, CA 94404

Tel: (650) 854-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons American Cemeteries Infrastructure Investors, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐ (1)

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,364,162 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 6.2% (3)

14	Type of Reporting Person (See Instructions) OO

(1)   This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)   These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)   This percentage is calculated based upon 37,958,645 Common Units outstanding on June 20, 2018, as disclosed by the Issuer on its annual report on Form 10-K, filed July 17, 2018.

1	Name of Reporting Persons AIM Universal Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐ (1)

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,364,162 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 6.2% (3)

14	Type of Reporting Person (See Instructions) OO

(1)   This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)   These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)   This percentage is calculated based upon 37,958,645 Common Units outstanding on June 20, 2018, as disclosed by the Issuer on its annual report on Form 10-K, filed July 17, 2018.

2

1	Name of Reporting Persons StoneMor GP Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐ (1)

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,332,878 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,332,878 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,332,878 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 6.1% (3)

14	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

These common units representing limited partner interests (“Common Units”) are held by GP Holdings. Hellman is a director of GP Holdings and, as the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings. As a result, Hellman may be deemed to share voting and dispositive power over the Common Units held by GP Holdings. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)	This percentage is calculated based upon 37,958,645 Common Units outstanding on June 20, 2018, as disclosed by the Issuer on its annual report on Form 10-K, filed July 17, 2018.

3

1	Name of Reporting Persons Matthew P. Carbone

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐ (1)

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,364,162 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,364,162 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,364,162 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 6.2% (3)

14	Type of Reporting Person (See Instructions) IN

(1)   This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)   These common units representing limited partner interests (“Common Units”) are held by ACII. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)   This percentage is calculated based upon 37,958,645 Common Units outstanding on June 20, 2018, as disclosed by the Issuer on its annual report on Form 10-K, filed July 17, 2018.

4

1	Name of Reporting Persons Robert B. Hellman, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐ (1)

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 35,711

	8	Shared Voting Power 4,697,040 (2)

	9	Sole Dispositive Power 35,711

	10	Shared Dispositive Power 4,697,040 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,732,751

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 12.5% (3)

14	Type of Reporting Person (See Instructions) IN

(1)

This Schedule 13D, as amended, is filed on behalf of American Cemeteries Infrastructure Investors, LLC (“ACII”), AIM Universal Holdings, LLC, the sole manager of ACII (“AUH”), StoneMor GP Holdings LLC (“GP Holdings”), Matthew P. Carbone, a managing member of AUH (“Carbone”), and Robert B. Hellman, Jr., a director of StoneMor GP LLC, the general partner of the Issuer, and a managing member of AUH (“Hellman”, and together with Carbone, the “Managing Members”). ACII, AUH, GP Holdings and the Managing Members are hereinafter collectively referred to as the “Reporting Persons.”

(2)

Consists of 2,364,162 common units representing limited partner interests (“Common Units”) held by ACII and 2,332,878 Common Units held by GP Holdings. AUH is the sole manager of ACII. The Managing Members are managing members of AUH and may be deemed to share voting and dispositive power over the Common Units held by ACII. Hellman is a director of GP Holdings and, as the sole trustee (the “Trustee”) under a trust established pursuant to a Voting and Investment Trust Agreement for the pecuniary benefit of ACII, has exclusive voting and investment power over approximately 89.01% of the membership interests in, and has the power to designate all but one of the directors of, GP Holdings. As a result, Hellman may be deemed to share voting and dispositive power over the Common Units held by GP Holdings. Excludes Common Units held by any of the Separately Filing Group Members (as defined below).

(3)	This percentage is calculated based upon 37,958,645 Common Units outstanding on June 20, 2018, as disclosed by the Issuer on its annual report on Form 10-K, filed July 17, 2018.

5

Introduction.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common units representing limited partner interests (the “Common Units”) of StoneMor Partners L.P., a Delaware limited partnership (the “Issuer”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2014 and amended on June 23, 2014, February 12, 2016, January 17, 2017 and August 1, 2018 (as amended, the “Original Schedule 13D”). This Amendment No. 5 amends the Original Schedule 13D, as specifically set forth herein.

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.         Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

As a result of the transactions described in Item 4, the Reporting Persons may be deemed to be members of a group (the “Group”) for the purposes of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other separately filing group members referred to on Schedule A to this Schedule 13D (the “Separately Filing Group Members”). The Separately Filing Group Members may file a separate amendment to their Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing their required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by the Separately Filing Group Members. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by the Separately Filing Group Members. The information contained in this Schedule 13D concerning the Separately Filing Group Members is based solely on documents filed with the SEC by the Separately Filing Group Members.

The applicable information required by Item 2 of Schedule 13D with respect to the Separately Filing Group Members is set forth on Schedule A hereto.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The applicable information required by Item 3 of Schedule 13D with respect to the Separately Filing Group Members is set forth on Schedule A hereto.

Item 4.         Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On September 27, 2018, the Issuer announced that it had entered into a merger and reorganization agreement (the “Merger Agreement”) with StoneMor GP LLC (“GP”), StoneMor GP Holdings LLC (“GP Holdings”) and Hans Merger Sub, LLC, a wholly owned subsidiary of GP (“Merger Sub”), pursuant to which, among other things, subject to the terms and conditions set forth therein, (i) GP Holdings will contribute the 2,332,878 Common Units owned by it (the “GP Holdings’ Common Units”) to GP and immediately following receipt thereof, GP will contribute the GP Holdings’ Common Units to StoneMor LP Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of GP (“LP Sub”), (ii) GP will convert into a Delaware corporation (the “Conversion”) to be named “StoneMor Inc.” and all of the limited liability company interests of GP held by GP Holdings prior to the Conversion will be cancelled in accordance with the Merger Agreement and (iii) Merger Sub will be merged with and into the Issuer with the Issuer surviving and with StoneMor Inc. as its sole general partner and LP Sub as its sole holder of Common Units and each outstanding Common Unit (other than those held by LP Sub) being converted into the right to receive one share of common stock, par value $0.01 per share, of StoneMor Inc. (collectively, the “Transaction”).

6

Voting and Support Agreement

In connection with the Transaction, and concurrently with the execution and delivery of the Merger Agreement, ACII and GP Holdings entered into a voting and support agreement (the “Voting and Support Agreement”) among Axar Capital Management, LP (“Axar”), Axar GP, LLC (“Axar GP”), Axar Master Fund, Ltd. (together with Axar and Axar GP, the “Axar Entities”) and the Issuer, pursuant to which, among other things, each of GP Holdings and ACII agreed, subject to the terms and conditions set forth therein, to vote (or cause the vote of, as applicable) all of the Common Units owned by it and its affiliates in favor of the approval and adoption of the Merger Agreement and the Transaction contemplated thereby.

The foregoing description is a summary of the Voting and Support Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text thereof. The Voting and Support Agreement, which is referenced as Exhibit I to this Schedule 13D, is incorporated herein by reference.

Nomination and Director Voting Agreement

In connection with the Transaction, and concurrently with the execution and delivery of the Merger Agreement, ACII and GP Holdings entered into a nomination and director voting agreement (the “Nomination and Director Voting Agreement”) with the Axar Entities and GP, pursuant to which, among other things, GP agreed, subject to the terms and conditions set forth therein, to permit ACII to designate up to two nominees to the board of directors of StoneMor Inc.

The foregoing description is a summary of the Nomination and Director Voting Agreement, does not purport to be complete and is qualified in its entirety by reference to the full text thereof. The Nomination and Director Voting Agreement, which is referenced as Exhibit J to this Schedule 13D, is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

The applicable information required by Item 5 of Schedule 13D with respect to the Separately Filing Group Members is set forth on Schedule A hereto.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The description of the Merger Agreement set forth in Item 4 is incorporated by reference herein.

The description of the Voting and Support Agreement set forth in Item 4 is incorporated by reference herein.

The description of the Nomination and Director Voting Agreement set forth in Item 4 is incorporated by reference herein.

The applicable information required by Item 6 of Schedule 13D with respect to the Separately Filing Group Members is set forth on Schedule A hereto.

Item 7.         Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit I: Voting and Support Agreement, dated as of September 27, 2018, among Axar, Axar GP, Axar Master Fund, Ltd., ACII, GP Holdings and the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 28, 2018).

Exhibit J: Nomination and Director Voting Agreement, dated as of September 27, 2018, among GP Holdings, GP, Axar, Axar GP, Axar Master Fund, Ltd., ACII and the Issuer.

7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 28, 2018	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/ Joseph M. Redling
Joseph M. Redling
President and Chief Executive Officer

/s/ Matthew P. Carbone
MATTHEW P. CARBONE

/s/ Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

8

SCHEDULE A

Information Regarding the Separately Filing Group Members

All disclosures in this Schedule A with respect to the Separately Filing Group Members (defined below) are made on the information and belief of the Reporting Persons, based solely on documents filed with the U.S. Securities and Exchange Commission (“SEC”) by the Separately Filing Group Members.

Section 2.	IDENTITY AND BACKGROUND

(a)

The entities and persons listed below are collectively referred to herein as the “Separately Filing Group Members”:

(i) Axar Capital Management, LP, a Delaware limited partnership, which serves as the investment manager (the “Investment Manager”) to certain funds and/or managed accounts (collectively, the “Axar Vehicles”), with respect to the common units representing limited partner interests (the “Common Units”) of the Issuer held by the Axar Vehicles;

(ii) Axar GP, LLC, a Delaware limited liability company (“Axar GP”), which serves as the general partner to the Investment Manager, with respect to the Common Units held by the Axar Vehicles; and

(iii) Mr. Andrew Axelrod, a United States citizen, who serves as the sole member of Axar GP, with respect to the Common Units held by the Axar Vehicles.

(b)	The address of the business office of each of the Separately Filing Group Members is 1330 Avenue of the Americas, 30th Floor, New York, NY 10019.

(c)

The principal business of: (i) the Investment Manager is to serve as investment manager to the Axar Vehicles and certain other funds and/or managed accounts, (ii) Axar GP is to serve as the general partner to the Investment Manager and (iii) Mr. Axelrod is to serve as the sole member to Axar GP.

(d)	None of the Separately Filing Group Members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Separately Filing Group Members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

The Investment Manager is a limited partnership organized under the laws of Delaware.  Axar GP is a limited liability company organized under the laws of Delaware.  Mr. Axelrod is a United States citizen.

Section 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Units listed in this Schedule A were derived from general working capital of the Axar Vehicles.  A total of approximately $47,429,770.07 was paid to acquire the Common Units listed in this Schedule A.

9

Section 5.	INTEREST IN SECURITIES OF THE ISSUER

The following information with respect to the ownership of the Common Units of the Issuer by each Separately Filing Group Member is provided:

Separately Filing Group Member	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Axar Capital Management, LP	0	6,872,773	0	6,872,773	6,872,773	18.1%
Axar GP, LLC	0	6,872,773	0	6,872,773	6,872,773	18.1%
Andrew Axelrod	0	6,872,773	0	6,872,773	6,872,773	18.1%

The percentages used in this Schedule 13D are calculated based upon 37,958,645 Common Units outstanding on June 20, 2018, as disclosed by the Issuer on its annual report on Form 10-K, filed July 17, 2018.

The Axar Vehicles are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Units that may be deemed to be beneficially owned by the Separately Filing Group Members.  SMP SPV LLC, a wholly owned subsidiary of Axar Master Fund, Ltd., has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the Common Units.

Section 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Separately Filing Group Members may be deemed to have economic exposure to an additional 1,296,000 Common Units pursuant to certain cash-settled equity swaps each between an Axar Vehicle and a broker-dealer counterparty. Such swaps mature on June 20, 2019. The reference prices for such swaps range from $4.7764 to $7.5565. The Separately Filing Group Members do not have voting power or dispositive power with respect to the Common Units referenced in such swaps and disclaim beneficial ownership of the shares underlying such swaps.

Other than as described in this Section 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Section 2 above and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

TRANSACTIONS IN COMMON UNITS OF THE ISSUER BY THE SEPARATELY FILING GROUP MEMBERS

The following table sets forth all transactions in the Common Units effected by the Separately Filing Group Members disclosed in Schedule 13D filings by the Separately Filing Group Members with the SEC. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

10

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

01/08/2018	40,000	5.8225
01/09/2018	40,000	5.8218
01/10/2018	46,575	5.7513
01/16/2018	20,000	5.4733
01/17/2018	20,000	5.3823
01/18/2018	20,000	5.3336
01/19/2018	20,000	5.4096
01/22/2018	20,000	5.4702
01/23/2018	20,000	5.4128
01/24/2018	24,000	5.4906
01/29/2018	20,000	4.9023
01/30/2018	20,000	4.7746
01/31/2018	20,000	4.8191
02/01/2018	20,000	4.884
02/02/2018	8,109	4.9976
02/05/2018	1,500	4.9873
02/06/2018	15,600	5.212
02/07/2018	8,354	5.2976
02/08/2018	6,804	5.3
02/09/2018	39,633	5.3026
08/03/2018	6,848	4.3547
08/06/2018	7,200	4.4869
08/07/2018	1,520	4.5000
08/08/2018	400	4.5000
08/09/2018	12,800	4.4651
08/13/2018	400	4.5000
08/15/2018	640	4.5000
08/20/2018	2,176	4.4795
08/27/2018	10,717	4.4902
08/28/2018	4,240	4.4951
08/29/2018	3,308	4.4917
08/30/2018	2,044	4.4973
08/31/2018	1,571	4.4901
09/04/2018	20,000	4.4595
09/05/2018	13,772	4.4736
09/06/2018	20,000	4.4534
09/07/2018	10,478	4.4193
09/10/2018	19,200	4.5398
09/11/2018	9,795	4.4850
09/12/2018	10,400	4.4448
09/13/2018	16,071	4.4887
09/14/2018	20,000	4.4350
09/17/2018	6,420	4.3358
09/18/2018	14,400	4.4726
09/18/2018	4,640	4.4967
09/19/2018	2,320	4.4665
09/19/2018	800	4.4850

11

EXHIBIT G

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

September 28, 2018	AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

	BY:	AIM UNIVERSAL HOLDINGS, LLC
	ITS:	Manager

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

AIM UNIVERSAL HOLDINGS, LLC

	By:	/s/ Robert B. Hellman, Jr.
Robert B. Hellman, Jr.
Managing Member

STONEMOR GP HOLDINGS LLC

	By:	/s/ Joseph M. Redling
Joseph M. Redling
President and Chief Executive Officer

/s/ Matthew P. Carbone
MATTHEW P. CARBONE

/s/ Robert B. Hellman, Jr.
ROBERT B. HELLMAN, JR.

12

EXHIBIT J

NOMINATION AND DIRECTOR VOTING AGREEMENT

THIS NOMINATION AND DIRECTOR VOTING AGREEMENT, dated as of September 27, 2018, (this “Agreement”), is entered into by and among StoneMor GP LLC, a Delaware limited liability company and the general partner of the Partnership (“GP”), Axar Capital Management, LP, a Delaware limited partnership (“Axar”), Axar GP LLC, a Delaware limited liability company (“Axar GP”), Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership (together with Axar and Axar GP, the “Axar Entities”), StoneMor GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), and Robert B. Hellman, Jr., as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors LLC (“ACII,” and, together with GP Holdings, the “ACII Entities” and, collectively with the Axar Entities, the “Principal Stockholders”). The Principal Stockholders and GP or Company (as hereinafter defined) are referred to herein as the “Parties” and each as a “Party.” Capitalized terms used but not defined herein shall have the meaning assigned to such term in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, StoneMor Partners L.P., a Delaware limited partnership (the “Partnership”), the Company, GP Holdings, and Hans Merger Sub, LLC, a newly formed Delaware limited liability company and wholly owned subsidiary of GP (“Merger Sub”), are entering into that certain Merger and Reorganization Agreement (the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other things, (i) GP Holdings will contribute all of its common units representing limited partner interests (the “Common Units”) in the Partnership (the “GP Holdings’ Common Units”) to GP and immediately following receipt thereof, GP will contribute the GP Holdings’ Common Units to StoneMor LP Holdings, LLC, a newly formed Delaware limited liability company and wholly owned subsidiary of GP (“LP Sub”) and LP Sub will become a unitholder of the Partnership, (ii) GP will convert into a Delaware corporation (the “Conversion”) to be named “StoneMor Inc.” (following the Conversion, GP is referred to herein as the “Company”) and all of the limited liability company interests of GP held by GP Holdings prior to the Conversion will convert into shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) and (iii) Merger Sub will merge with and into the Partnership with the Partnership surviving and with the Company as its sole general partner and LP Sub as its sole holder of Common Units, and each Outstanding Common Unit (other than those held by LP Sub) being converted into the right to receive one share of Common Stock (the “Reorganization”);

WHEREAS, as a condition to the willingness of (i) the Principal Stockholders to agree to vote in favor of the transactions contemplated by the Merger Agreement, including the Reorganization, pursuant to the terms and conditions set forth in that certain Voting and Support Agreement among the Principal Stockholders, the Partnership and GP dated as of the date hereof, and (ii) GP Holdings, GP, the Partnership, and Merger Sub to enter into the Merger Agreement, and, in each case, as an inducement and in consideration therefor, the Parties have agreed to enter into this Agreement;

WHEREAS, the Board of Managers of GP Holdings, in its capacity as the sole member of GP and immediately following the Conversion, as the sole stockholder of the Company, has determined it to be in the best interests of the Company from and after the Reorganization to provide the Principal Stockholders with certain designation rights in respect of the board of directors of the Company following the Reorganization (the “Board” and each member thereof a “Director”), pursuant to the terms of this Agreement; and

WHEREAS, each of the Principal Stockholders believes it to be in its best interest to provide the Company with certain standstill rights, pursuant to the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the Parties hereto, the Parties hereby agree as follows:

AGREEMENT

Section 1.                                 Board Designation Rights.

(a)                                 Subject to the other provisions of this Section 1, commencing as of the Effective Time and ending on the ACII Second Designated Director Termination Date (as defined below), the ACII Entities shall have the option and right (but not the obligation) to designate up to two (2) nominees to be nominated by the Company at each annual (or special) meeting of stockholders of the Company to serve as Directors on the Board (each, an “ACII Designated Director”) in accordance with this Section 1.  Subject to the other provisions of this Section 1, commencing as of the Effective Time and ending on the Axar Designated Director Termination Date (as defined below), the Axar Entities shall have the option and right (but not the obligation) to designate one (1) nominee to be nominated by the Company at each annual (or special) meeting of stockholders of the Company to serve as a Director on the Board (a “Axar Designated Director” and, together with the ACII Designated Directors, the “Designated Directors” and each a “Designated Director”) in accordance with this Section 1.  Each Designated Director shall in the reasonable determination of the Board or Nominating and Governance Committee of the Board (the “Nominating and Governance Committee”) (i) be suitable to serve on the Board in accordance with the customary standards of suitability for directors of NYSE listed companies, (ii) not be prohibited from serving as a Director pursuant to any rule or regulation of the U.S. Securities and Exchange Commission or any National Securities Exchange on which the  Common Stock is listed or admitted to trading, and (iii) not be an employee, manager or director of any Competitor (as defined below).  As a condition precedent to service on the Board, each Designated Director shall deliver to the Board his or her written resignation from the Board (in the form attached hereto as Annex A) that the Board or the Nominating and Governance Committee may, in the Board’s or such committee’s sole discretion, accept and make effective solely and to the extent provided in accordance with subsection (c) below. For purposes of this Agreement, the term “Competitor” shall mean any person or entity that is an operating company (it being agreed that “Competitor” shall not include any company the primary business purpose of which is to provide financing directly or indirectly to unaffiliated entities) which engages in the death care business.

(b)                                 The GP and Company (as applicable) and the Board shall take all actions necessary or advisable to effect the provisions of Section 1(a) (subject to Section 1(c)), including, effective as of the Conversion Effective Time, validly appointing the two Directors designated by ACII in writing to the Board and the Director designated by Axar in writing to the Board, in each case, no later than ninety (90) days after the date hereof (the “Initial Directors”). Of the Initial Directors, the ACII Designated Directors shall serve initial terms that expire no earlier than the annual meeting of the stockholders of the Company (the “Stockholders”) to be held in 2020 and 2021, respectively (with ACII notifying the Board which ACII Designated Director’s term shall expire in 2020 and which shall expire in 2021), and the Axar Designated Director shall serve an initial term that expires no earlier than the annual meeting of the Stockholders to be held in 2021.

(i)                                     Each of the ACII Entities, on the one hand, and the Axar Entities, on the other hand, agree (A) upon GP’s or the Company’s (as applicable) request to, and to cause each Designated Director designated by them to, timely provide GP or the Company (as applicable) with accurate and complete information relating to such Designated Director as may be required to be disclosed by the Company under the Exchange Act and (B) to cause each Designated Director designated by it or them, as applicable, to comply with the Section 16 filing obligations under the Exchange Act. At each applicable election of Directors, the Board shall nominate each Designated Director, which designee must meet the standards set forth in subsection (a) above, as part of the slate of Directors nominated by the Board for election by the Stockholders and shall recommend that the Stockholders vote for the each of the Designated Directors.  Additionally, in the event of the resignation, death, or removal (for cause or otherwise) of any Designated Director, the Party who designated such Director under this Agreement shall have the right for the ensuing sixty (60) days, subject to the other provisions of this Section 1, to designate in writing furnished to the Nominating and Governance Committee the person to be appointed by the Board as the Designated Director to fill the resulting vacancy (subject to such designee meeting the standards set forth in subsection (a) above).

(ii)                                  Any action by the ACII Entities or the Axar Entities to designate a Designated Director shall be evidenced in writing furnished to the Nominating and Governance Committee not later than January 31 of the year in which the annual meeting of the Stockholders for the election of such Designated Director is to be held (or in the case of a special meeting within a reasonable time in advance of such meeting in order to allow the Board and the Nominating and Governance Committee to determine compliance with the qualifications required in Section 1 and otherwise to comply with its proxy solicitation and disclosure obligations in connection with such meeting) and shall be executed by the ACII Entities or the Axar Entities, as applicable.

(iii)                               In the event that the ACII Entities or the Axar Entities fail to designate a Designated Director meeting the qualifications specified in Section 1 in accordance with the time periods set forth in this Section 1(b) (including upon the resignation, death or removal of a Designated Director), the Board, upon recommendation from the Nominating and Governance Committee, shall have the right to retain the resulting vacancies on the Board, reduce the size of the Board to the extent of the resulting vacancies or designate an individual or individuals recommended by the Nominating and Governance Committee to fill such vacancies, in each case until the next meeting of the Stockholders for the election of Directors of that class, at which time the

ACII Entities or the Axar Entities, as applicable, will again be entitled to designate Designated Directors to the extent permitted in this Section 1.

(c)                                  From and after the Effective Time and so long as the ACII Entities and their respective Affiliates (the “ACII Group”), collectively, continue to beneficially own at least 50% of the Common Stock that the ACII Group owned immediately following the Effective Time (the “ACII Initial Share Ownership”), the ACII Entities shall be entitled to designate up to two (2) ACII Designated Directors pursuant to this Section 1; provided, however, that, as of the first date that the ACII Group, collectively, beneficially owns at least 33% of the ACII Initial Share Ownership (but less than 50% of the ACII Initial Share Ownership), the ACII Entities shall only be entitled to designate one (1) ACII Designated Director. If the ACII Group’s beneficial ownership is less than 50% of the ACII Initial Share Ownership (and at least 33% of the ACII Initial Share Ownership)(the “ACII First Designated Director Termination Date”), the ACII Entities shall specify (by written notice to the Company not later than January 31 of the year in which the next annual meeting of the Stockholders for the election of any ACII Designated Director is to be held or, in the case of a special meeting, within a reasonable time in advance of such meeting) which ACII Designated Director position will not be nominated by the ACII Entities at the applicable annual (or special) meeting. From and after the Effective Time and so long as the Axar Entities and their respective Affiliates (the “Axar Group”), collectively, continue to beneficially own at least 33% of the Common Stock that the Axar Group owned immediately following the Effective Time (the “Axar Initial Share Ownership”), the Axar Entities shall be entitled to designate up to one (1) Axar Designated Director pursuant to this Section 1. Notwithstanding the foregoing, (x) the rights of the ACII Entities to designate any ACII Designated Directors pursuant to this Section 1 shall immediately cease and terminate on the first date on which the ACII Group, collectively, no longer beneficially owns at least 33% of the ACII Initial Share Ownership (the “ACII Second Designated Director Termination Date”) and (y) the rights of the Axar Entities to designate any Axar Designated Directors pursuant to this Section 1 shall immediately terminate on the first date on which the Axar Group, collectively, no longer beneficially owns at least 33% of the Axar Initial Share Ownership (the “Axar Designated Director Termination Date”). At any time on or after the ACII First Designated Director Termination Date, the ACII Second Designated Director Termination Date or the Axar Designated Director Termination Date, the Board shall be entitled to accept and make effective the resignations of any Designated Directors in excess of the number of Designated Directors that the ACII Entities or the Axar Entities, as applicable, are entitled to designate pursuant to this Section 1(c); provided, however, that after the ACII First Designated Director Termination Date, the ACII Entities shall be entitled to specify which of its Designated Directors’ resignations shall be so accepted and made effective if the number of required resignations hereunder is less than the number of then serving Designated Directors designated by the ACII Entities pursuant to the second sentence of this Section 1(c).  In addition to the obligation in Section 1(a) of each Designated Director to deliver the written resignation described therein, after the ACII First Designated Director Termination Date, the ACII Second Designated Director Termination Date or the Axar Designated Director Termination Date, as applicable, each of the ACII Group, on the one hand, or the Axar Group, on the other hand, agree, promptly upon (and in any event within two (2) Business Days following) receipt of a written request from the Company, to cause the Designated Directors then serving as members of the Board in excess of the number of Designated Directors that it or they are entitled to designate pursuant to this Section 1(c), as applicable, to resign from the Board effective immediately. The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning (or the correlative meaning, as applicable) set forth in Rule 13d-3 and Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

(d)                                 At all times while a Designated Director is serving as a member of the Board, and following any such Designated Director’s death, resignation, removal or other cessation as a Director in such former Designated Director’s capacity as a former Director, such Designated Director shall be entitled to all rights to indemnification and exculpation, in each case, as are then made available to any other member of the Board.  While serving as a Designated Director, such Designated Director shall be entitled to compensation commensurate with that of similarly situated (i.e., independent, employee or non-employee affiliate) members of the Board and reimbursement for reasonable expenses consistent with the Company’s policies applicable to other similarly situated Directors.

(e)                                  The option and right to appoint Designated Directors to be granted to each of the ACII Entities and the Axar Entities by the Company following the Reorganization under this Section 1 may not be transferred or assigned, in whole or in part, by the ACII Entities or the Axar Entities directly or indirectly (including by way of direct or indirect transfers of equity interests in such Persons) without the prior written consent of GP or the Company, as applicable, and the execution by such transferee of a joinder agreement in the form of Annex B hereto (a “Joinder”) (provided that such rights may be transferred or assigned to an Affiliate of the ACII Entities or the Axar Entities without the consent of GP or the Company, as applicable, in the case of direct or indirect transfers of equity interests in such Person among or to an Affiliate so long as (i) such transferee executes a Joinder and (ii) such transfers collectively would not result in equity interests in such Person representing a majority of the economic or voting interests in such Person being owned or controlled by a Person or Persons that do not own or control a majority of the economic or voting interests in such Person immediately prior to such transfer).

(f)                                   The Board shall not designate an executive committee or any other committee which has been delegated authority substantially similar to the authority of the Board unless each then serving Designated Director is also appointed as a member of such committee.

Section 2.                                 Voting Obligations.

(a)                                 Each of the Parties (other than the Company) agrees that, provided that the Company is not in breach of its obligations under this Agreement (including Section 1 hereof), during the Standstill Period (as defined below), at any meeting of the Stockholders, however called, or at any adjournment or postponement thereof, or in connection with any written consent of the Stockholders or in any other circumstances upon which a vote, consent or other approval of all or some of the Stockholders is sought solely with respect to the matters described in this Section 2, such Party shall vote (or cause to be voted) or execute (or cause to be executed) consents with respect to, as applicable, all of the Company securities owned (beneficially or of record) by such Party (or its Affiliates) as of the applicable record date in favor of (FOR) the election of the persons named in the Company’s proxy statement as the Board’s nominees for election as Directors, and against any other nominees.

(b)                                 With respect to any vote of the Stockholders held during the Standstill Period with respect to the matters set forth in Section 2(a), each of the Parties (other than the Company) shall, and shall cause its Affiliates which hold securities of the Company on any applicable record date to, appear at such meeting (in person or by proxy) or otherwise cause all of the securities of the Company held by such Party (or such Affiliates) to be counted as present thereat for purposes of establishing a quorum.  Any vote required to be cast or consent required to be executed pursuant to this Section 2 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of that vote or consent.

Section 3.                                 Standstill.

(a)                                 During the period commencing at the Effective Time and ending on the Standstill Termination Date (as defined below) (the “Standstill Period”), provided that the Company is not in breach of its obligations under this Agreement (including Section 1 hereof), each of the Principal Stockholders shall not, and shall cause its controlled Affiliates not to, directly or indirectly:

(i)                                     engage in any hostile or takeover activities with respect to the Company (including by means of a tender offer or soliciting proxies or written consents, other than as recommended by the Board);

(ii)                                  acquire or propose to acquire additional Common Stock or other securities of the Company or any securities of its subsidiaries; provided, however, that the foregoing shall not prohibit the acquisition or proposal to acquire additional Common Stock or other Company securities that in the aggregate, together with such Party’s and its Affiliates’ beneficial ownership of any other Common Stock or other securities of the Company, does not cause such Party’s and its Affiliates’ aggregate beneficial ownership to exceed nineteen and ninety-nine hundredths percent (19.99%) of either the outstanding Common Stock or the voting power of the outstanding securities of the Company; provided, further, that the foregoing shall not prohibit and the Principal Stockholders shall have the right to participate pro rata, based on their respective beneficial ownership percentage of the outstanding Common Stock, in any equity capital raise by the Company or any of its subsidiaries;

(iii)                               call a special meeting of the Stockholders; or

(iv)                              seek additional representation on the Board or propose to nominate or remove, or vote to remove, any Directors of the Company (other than such Party’s Designated Directors, as applicable, in accordance with Section 1).

(b)                                 Specifically, but without limiting Section 3(a), during the period commencing at the Effective Time and ending on the Standstill Termination Date, without the prior written consent of the Company, each of the Principal Stockholders shall not, and shall cause its controlled Affiliates not to, directly or indirectly:

(i)                                     propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination, partnership, joint venture,

acquisition or similar transaction involving the Company or any of its Affiliates or their properties, except as expressly permitted hereby;

(ii)                                  make or in any way participate in any “solicitation” of “proxies” (as such terms are used in Rule 14a-1 of Regulation 14A under the Exchange Act) or written consents to vote, seek to influence, or advise others with respect to the voting of any voting securities of the Company or any of its Affiliates (other than in a Designated Director’s capacity as a member of the Board);

(iii)                               form, join or participate in a “group” (within the meaning of Section 13(d) of the Exchange Act) with respect to any voting securities of the Company or any of its Affiliates (other than any group that may have been formed among the Principal Stockholders as a result of this Agreement);

(iv)                              act to seek to control or influence the management, Board or policies of the Company, except through such Party’s applicable Designated Directors or as permitted by Section 3(c);

(v)                                 propose to remove, or vote to remove, any Directors of the Company (other than pursuant to the exercise of such Party’s right to nominate Designated Directors pursuant to Section 1);

(vi)                              publicly disclose any intent, plan or arrangement inconsistent with this Agreement; or

(vii)                           advise, assist, publicly propose or encourage others in connection with the above.

(c)                                  Notwithstanding the foregoing provisions of this Section 3, the foregoing provisions shall not, and are not intended to:

(i)                                     prohibit the ACII Entities or their respective Affiliates from providing the Company or its Affiliates assistance with operational and managerial matters or financial advisory services consistent with past practices;

(ii)                                  prohibit any Principal Stockholder or its controlled Affiliates from privately communicating with, including making any offer or proposal to, the Board;

(iii)                               restrict in any manner how any Principal Stockholder or its controlled Affiliates vote their Common Stock or other Company securities, except as provided in Section 2;

(iv)                              restrict the manner in which any Designated Director may (A) vote on any matter submitted to the Board or the Stockholders, (B) participate in deliberations or discussions of the Board (including making suggestions or raising issues to the Board) in his or her capacity as a member of the Board, or (C) take actions required by his or her exercise of legal duties and obligations as a member of the Board or refrain from taking any action prohibited by his or her legal duties and obligations as a member of the Board;

(v)                                 restrict any Principal Stockholder or any of its Affiliates from selling or transferring any of their Company securities; or

(vi)                              limit, restrict or impair the Principal Stockholders or any of their respective Affiliates’ ability, in connection with an action conducted with the approval of the Board (provided that no such Board approval shall be required with respect to clauses (D) or (E) below), to directly or indirectly (A) propose, commit on, participate in and/or make a loan or other debt financing to the Company or any of its subsidiaries, (B) propose, commit on, participate in and/or provide debt financing to a prospective buyer regarding the Company or any of its subsidiaries or assets in a negotiated transaction with the Company, finance a third party’s effort to make a loan or other debt financing to the Company or any of its subsidiaries in a negotiated transaction with the Company or any of its subsidiaries, (C) participate in any process conducted pursuant to which the Company or any of its subsidiaries proposes to issue any additional equity interests, arrange for any debt financing or in which any of the businesses or assets of the Company or any of its subsidiaries are proposed to be sold or otherwise disposed of, in each case in accordance with the parameters of such process, (D) submit a proposal to the Board relating to the acquisition of all or substantially all of the assets or equity of the Company and its subsidiaries if the Company has entered into a definitive agreement with respect to the sale of all or substantially all of the assets or equity of the Company and its subsidiaries or (E) purchase debt of the Company or its subsidiaries in secondary market transactions. The term “debt” as used in this paragraph shall include institutional debt (bank or otherwise), commercial paper, notes, debentures, bonds, other evidences of indebtedness, and debt securities, but shall not include any debt convertible or exchangeable for equity.

(d)                                 “Standstill Termination Date” means, with respect to the ACII Entities or the Axar Entities, as applicable, the earlier of (i) the third anniversary of the Effective Time, (ii) the date that the Company or any of its Affiliates or agents materially breaches this Agreement (following notice of such breach to the Company by any ACII Entity or any Axar Entity and the opportunity for the Company to cure or cause to be cured such breach for 15 days from such notice) or takes any action challenging the validity or enforceability of this Agreement, (iii) the date that the ACII Entities or the Axar Entities, as applicable, no longer has the right to nominate any Directors or no longer has any of its Designated Directors on the Board, and (iv) thirty (30) days following the delivery by all of the Designated Directors of the ACII Entities or the Designated Director of the Axar Entities, respectively, of a notice of immediate effective resignation from the Board.

Section 4.                                 Sharing of Information.

(a)                                 From and after the Reorganization, to the extent permitted by antitrust, competition or any other applicable law, each Principal Stockholder agrees and acknowledges that the Designated Directors may share confidential, non-public information (“Confidential Information”) about the Company and its subsidiaries with the Principal Stockholders, respectively.

(b)                                 Each Principal Stockholder recognizes that it, or its Affiliates and Representatives, has acquired or will acquire Confidential Information the use or disclosure of which could cause the Company substantial loss and damages that could not be readily calculated and for which no remedy at law would be adequate. Accordingly, each Principal Stockholder covenants and agrees with the Company that it will not (and will cause its respective Affiliates and Representatives not to) at any time, except with the prior written consent of the Company, directly or indirectly, disclose any Confidential Information known to it, unless (i) such information becomes known to the public through no fault of such Principal Stockholder, (ii) disclosure is required by applicable law or court of competent jurisdiction or requested by a governmental agency, provided that such Principal Stockholder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure, (iii) such information was available or becomes available to such Principal Stockholder before, on or after the date hereof, without restriction, from a source (other than the Company) without any breach of duty to the Company or (iv) such information was independently developed by the Principal Stockholder or its Representatives without the use of the Confidential Information. Notwithstanding anything herein to the contrary, nothing in this Agreement shall prohibit any Principal Stockholder from disclosing Confidential Information (A) to their Affiliates and their respective Affiliates’ directors, officers, employees, agents, attorneys, accountants, financial advisors and other representatives (collectively “Representatives”) and (B) to its or its Affiliates’ investors or potential investors in a manner that is consistent with ordinary course communications with its investors or potential investors prior to the date hereof, in each of (A) and (B) which such Principal Stockholder, as applicable, informs of the confidential nature of such information and who agree to keep such information confidential and to use such information only in accordance with the terms of this Agreement, and (C) Confidential Information may be disclosed to the extent advised by legal counsel that such disclosure is required by Law, rule, or regulation of any Governmental Authority or National Securities Exchange that has, or may have, jurisdiction over any Party or its Affiliates or the Partnership, as the case may be. Each Party shall be responsible for any breach of the terms of this Section 4 by any of its Representatives.

(c)                                  Each of the ACII Entities and the Axar Entities acknowledges that it is aware, and will advise all those to whom Confidential Material is disclosed, that United States securities laws prohibit any Person who has material, non-public information concerning a publicly traded company from purchasing or selling securities of such company or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities

Section 5.                                 Miscellaneous.

(a)                                 Entire Agreement.  This Agreement (including the documents and instruments referred to herein) is intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the Parties hereto with respect to the subject matter contained herein.  There are no restrictions, promises, warranties or undertakings other than those set forth or referred to herein with respect to the rights granted by any Party or any of its Affiliates set forth herein.  This Agreement supersedes all prior agreements and understandings between the Parties with respect to the subject matter hereof.

(b)                                 Notices.  All notices and other communications hereunder must be in writing and will be deemed duly given if delivered personally or through electronic transmission or mailed by a nationally recognized overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a Party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

If to the Company, to:

StoneMor GP LLC

3600 Horizon Boulevard

Trevose, Pennsylvania 19053

Attention: General Counsel

Email: Aso@StoneMor.com

With a copy to (which does not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002

Attention: David P. Oelman

Email: doelman@velaw.com

If to either ACII Entity, to:

American Cemeteries Infrastructure Investors LLC

950 Tower Lane, Suite 800

Foster City, CA 94404

Attention: Robert B. Hellman, Jr.

Email: bhellman@aimlp.com

With a copy to (which does not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002

Attention: David P. Oelman

Email: doelman@velaw.com

If to any Axar Entity, to:

Axar Capital Management, LP

1330 Avenue of the Americas, 30th Floor

New York, NY 10019

Attention: Andrew Axelrod

Email: aaxelrod@axarcapital.com

With a copy to (which does not constitute notice):

Schulte Roth & Zabel LLP

919 Third Avenue

New York NY 10022

Attention: Stuart Freedman, Esq.

Email: Stuart.Freedman@srz.com

Notices will be deemed to have been received (i) on the date of receipt if delivered by hand or nationally recognized overnight courier service, (ii) in the case of electronic transmission, on the date receipt of such electronic transmission is confirmed in writing or by electronic transmission or (iii) on the date five (5) Business Days after dispatch by certified or registered mail.

(c)                                  Interpretation.  Section references in this Agreement are references to the corresponding Section to this Agreement, unless otherwise specified.  All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified.  The word “including” shall mean “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.  If any provision in this Agreement is held to be illegal, invalid, not binding or unenforceable, (i) such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions shall remain in full force and effect and (ii) the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.  Any words imparting the singular number only shall include the plural and vice versa.  The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.  The division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

(d)                                 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(i)                                     This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

(ii)                                  The Parties hereto submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such Court does not have subject matter jurisdiction, to the Superior Court of the State of Delaware or, if jurisdiction is vested exclusively in the Federal courts of the United States, the Federal courts of the United States sitting in the State of Delaware, and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim shall be heard and determined in such Delaware court or, to the extent required by applicable Law, in such Federal court. The Parties agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Each of the Parties irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Delaware state or Federal court located in the State of Delaware and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(iii)                               The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 5) in the Delaware Court of Chancery or any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) a Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(iv)                              To the extent not prohibited by applicable Law that cannot be waived, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. Any Party may file an original counterpart or a copy of this Section 5 with any court as written evidence of the consent of each such Party to the waiver of its right to trial by jury.

(e)                                  No Waiver; Modifications in Writing.

(i)                                     Delay.  No failure or delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a Party at law or in equity or otherwise.

(ii)                                  Specific Waiver.  Except as otherwise provided herein, no amendment, waiver, consent, modification or termination of any provision of this Agreement shall be effective unless signed by each of the Parties hereto; provided, however, that this Agreement shall be deemed to be amended without the consent of the Parties hereto by the execution and delivery of a Joinder hereto solely for the purpose of adding an Affiliate as a Party to this Agreement.  Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement and any consent to any departure by a Party from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which made or given.  Except where notice is specifically required by this Agreement, no notice to or demand on a Party in any case shall entitle such Party to any other or further notice or demand in similar or other circumstances.  Any investigation by or on behalf of any Party shall not be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.

(f)                                   Execution in Counterparts.  This Agreement may be executed in any number of counterparts and by different Parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute one and the same agreement.

(g)                                  Binding Effect; Assignment; Termination.  This Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but, except as provided by Section 1(e) hereof will not be assignable or delegable by any Party hereto without the prior written consent of each of the other Parties.  This Agreement shall terminate with respect to a Principal Stockholder (and the Company’s rights with respect to and obligations to such Principal Stockholder) on the later of: (i) with respect to the ACII Entities, the ACII Second Designated Director Termination Date or, with respect to the Axar Entities, the Axar Designated Director Termination Date, as applicable, and (ii) the Standstill Termination Date with respect to such Principal Stockholder, except that in any such case the provisions of Section 4 and this Section 5 shall survive any termination of this Agreement and except that no party to this Agreement shall be relieved or released from liability for damages arising out of a breach of this Agreement before such termination.

(h)                                 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and does not create, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the Parties hereto.

(i)                                     Independent Counsel.  Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel.  Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto will be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the Party that drafted it is of no application and is hereby expressly waived.

(j)                                    Expenses. Each Party shall bear its expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the Reorganization and the other transactions contemplated by the Merger Agreement are effected.

(k)                                 Further Assurances.  Each of the Parties hereto shall, from time to time and without further consideration, execute such further instruments and take such other actions as any other Party hereto shall reasonably request in order to fulfill its obligations under this Agreement to effectuate the purposes of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto execute this Nomination and Director Voting Agreement, effective as of the date first above written.

STONEMOR GP LLC

By:	/s/ Joseph M. Redling
Name:	Joseph M. Redling
Title:	President and Chief Executive Officer

STONEMOR GP HOLDINGS, LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Authorized Person

AXAR CAPITAL MANAGEMENT, LP

By:	Axar GP, LLC, its general partner

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

AXAR GP LLC

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

AXAR MASTER FUND, LTD.

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Authorized Signatory

ROBERT B. HELLMAN, JR., AS TRUSTEE UNDER THE VOTING AND INVESTMENT TRUST AGREEMENT FOR THE BENEFIT OF AMERICAN CEMETERIES INFRASTRUCTURE INVESTORS, LLC

By:	/s/ Robert B. Hellman, Jr.
Name:	Robert B. Hellman, Jr.
Title:	Trustee

ANNEX A

Form of Designated Director Resignation

Irrevocable Resignation

                       , 20

Attention:  Board of Directors (the “Board”) of StoneMor Inc. (the “Company”)

In accordance with and subject to the terms and conditions of Section 1 of that certain Nomination and Director Voting Agreement dated as of September 27, 2018 by and among the Company (formerly known as StoneMor GP LLC), Axar Capital Management, LP, a Delaware limited partnership, Axar GP LLC, a Delaware limited liability company, Axar Master Fund, Ltd., a Cayman Islands exempted limited partnership, StoneMor GP Holdings, LLC, a Delaware limited liability company and Robert B. Hellman, Jr., as trustee under the Voting and Investment Trust Agreement for the benefit of American Cemeteries Infrastructure Investors LLC, (as amended or restated from time to time, the “Agreement”), I hereby tender my resignation as a director of the Company. This resignation shall be effective upon acceptance by the Company in accordance with Section 1(c) of the Agreement.

This resignation shall be irrevocable and may not be withdrawn by me at any time. My decision to resign does not involve any disagreement with the Board, the Company or its management on any matter relating to the Company’s operations, policies or practices.

Very truly yours,

Accepted on , 20 .

ANNEX B

Form of Joinder Agreement

JOINDER AGREEMENT

This Joinder Agreement is made this     day of                , 20   , by and between                        (the “Permitted Transferee”) and [StoneMor Inc., a Delaware corporation][StoneMor GP LLC, a Delaware limited liability company] (the “Company”), pursuant to the terms of the Nomination and Director Voting Agreement dated as of                by and among the Company and the other parties thereto (the “Agreement”) and the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

WITNESSETH:

WHEREAS, the Parties have agreed in the Agreement that all Persons to whom securities are transferred by the Axar Entities or the ACII Entities in accordance with the Agreement must enter into a Joinder Agreement binding such Person as a Party to the same extent as if such Person was an original party thereto (if such Permitted Transferee is a transferee of the Axar Entities, as though such Person were originally included in the definition of “Axar Entities” and if such Permitted Transferee is a transferee of the ACII Entities, as though such Person were originally included in the definition of “ACII Entities”) and imposing the same restrictions and obligations on such Person as are imposed upon such Party under the Agreement.

NOW, THEREFORE, in consideration of the mutual promises of the parties and as a condition of the purchase or receipt by the Permitted Transferee of any securities by any Party, the Permitted Transferee acknowledges and hereby joins in, and agrees to be bound by, the Agreement as a Party and shall have all of the restrictions and obligations under the terms and conditions of the Agreement to the same extent as if the Permitted Transferee were an original Party to the Agreement. This Joinder Agreement shall be attached to and become a part of the Agreement.

The provisions of Section 4 of the Agreement shall apply mutatis mutandis to this Agreement.

IN WITNESS WHEREOF, the undersigned hereto execute this Joinder Agreement effective as of the date first above written.

COMPANY

[STONEMOR INC.][STONEMOR GP LLC]

By:
Name:
Title:

PERMITTED TRANSFEREE:

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By:
Name:
Title: